UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Solera National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

83420T104

(CUSIP Number)

John W. Kellogg, Esq.

Moye White LLP

1400 16th. Street, Suite 600

Denver, Colorado 80203

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83420T104

1	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Michael D. Quagliano

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box of Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 623,970

	8	Shared Voting Power

	9	Sole Dispositive Power 623,970

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 623,970

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 83420T104

1	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Robert J. Fenton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box of Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 181,058

	8	Shared Voting Power

	9	Sole Dispositive Power 181,058

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 181,058

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 83420T104

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share, of Solera National Bancorp, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 319 South Sheridan Boulevard, Lakewood, Colorado 80226.

Item 2.	Identity and Background.

This Schedule 13D filed by a group that is currently comprised of Michael D. Quagliano and Robert J. Fenton (together, the “Reporting Persons”).

Mr. Quagliano’s business address is 3520 Broadway St., Quincy, Illinois  62301.  His principal occupation is in commercial real estate acquisition, financing and development.  He served as a director of the Issuer from December 5, 2008 to May 21, 2009.

During the last five years, Mr. Quagliano has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect of such laws.  He is a United States citizen.

Mr. Fenton’s address is 876 Wolverine Court, Castle Rock, Colorado 80108.  He was employed by the Issuer from September 2007 until his termination by the Issuer on March 21, 2014, serving most recently as the Issuer’s Executive Vice President, Chief Financial Officer and Secretary.  He served as a director of the Issuer from approximately January 2006 to December 2006.

During the last five years, Mr. Fenton has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect of such laws. He is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Quagliano used personal funds to make all purchases of the shares owned by him that are subject to this Schedule 13D (the “Quagliano Shares”).  The total funds used to purchase all of the Quagliano Shares was approximately $5,018,742.  Mr. Quagliano has pledged 623,970 of the Quagliano Shares to secure an aggregate of $2,746,725 of funds borrowed by him for the acquisition of the Quagliano Shares and other unrelated business purposes.

Mr. Fenton used personal funds to make all purchases of the Shares owned by him that are subject to this Schedule 13D (the “Fenton Shares”).  The total funds used to purchase all of the Fenton Shares was approximately $409,013.  Mr. Fenton did not use borrowed funds to purchase any of the Fenton Shares.

CUSIP No. 83420T104

Item 4.	Purpose of Transaction.

Purpose of Transactions by Mr. Quagliano

Mr. Quagliano initially acquired the Quagliano Shares for investment purposes and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.  In particular, at the time Quagliano Shares were initially acquired, Mr. Quagliano did not have any plans or proposals which related to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Subsequent to his initial purchase of Quagliano Shares, on December 5, 2008, the Board of Directors of the Issuer elected Mr. Quagliano as a member of its 15-person Board of Directors to fill a then-existing vacancy.  Mr. Quagliano was not nominated to continue as a director and his term as a director ended at the Issuer’s annual meeting of shareholders held on May 21, 2009 upon the election of a replacement director.

As part of Mr. Quagliano’s continuing evaluation of, and preservation of the value of, his investment in the Quagliano Shares, he has engaged and may in the future engage in discussions with and has responded and may in the future respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and Mr. Quagliano’s investment in the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.  Mr. Quagliano has made various recommendations to the Issuer’s Board and management to improve the performance of the Issuer, including, without limitation, (i) reducing or eliminating certain real estate leases, (ii) considering appropriate staff reductions and (iii) decreasing executive compensation.

Because the Issuer failed to adequately respond to Mr. Quagliano’s recommendations and inquiries, and because of the continued poor earnings performance of the Issuer (including as described in the 8-K filed by the Issuer on February 3, 2014), on February 21, 2014, in accordance with the bylaws of the Issuer, Mr. Quagliano (i) proposed a slate of seven nominees, including Mr. Quagliano, for election as directors at the Issuer’s 2014 annual meeting (the “2014 Meeting”) and, (ii)  in connection therewith proposed an amendment to the bylaws of the Issuer to reduce the size of the board of directors from thirteen to five members, which would have the effect of creating a more manageable and cost-efficient board.  Mr. Quagliano has delivered notice to the Issuer that he intends to bring such proposals before a vote of the stockholders at the 2014 Meeting.  The Issuer has refused to include such nominees in the Issuer’s proxy statement for the 2014 Meeting.  Mr. Quagliano intends to solicit proxies in favor of his director nominees and in favor of the proposed bylaw amendment.

Purpose of Transactions by Mr. Fenton

Mr. Fenton acquired the Fenton Shares for investment purposes and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or

CUSIP No. 83420T104

disposing of equity securities of the Issuer.  In particular, at the time the Fenton Shares were acquired, Mr. Fenton did not have any plans or proposals which related to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Formation of Group

Mr. Fenton has determined that he may oppose the election of the director nominees proposed by the Issuer and support the election of nominees that may be proposed by Mr. Quagliano.  Mr. Fenton may also support a proposal by Mr. Quagliano to amend the Issuer’s bylaws to reduce the size of the Board of Directors to five members.  The Reporting Persons have not entered into a voting agreement or other formal arrangement concerning actions they may take with respect to the Issuer.  The Reporting Persons may nevertheless be deemed to be acting as a group with respect to their investment in the Issuer, and they are filing this joint Schedule 13D pursuant to Rule 13d-1(k)(1).

Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purpose and/or formulate plans or proposals with respect thereto.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Board of Directors, the market price of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Shares of the Issuer, dispose of some or all of their Shares of the Issuer or cause affiliates to dispose of some or all of their Shares of the Issuer, and/or continue to hold Shares of the Issuer.  The Reporting Persons may take such actions as a group and/or individually.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Quagliano is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 623,970 Shares, or approximately 23.3% of the Issuer’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.

As of the date hereof, Mr. Fenton may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 181,058 Shares, or approximately 6.5% of the Issuer’s Shares outstanding, and may also be deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.  The 181,058 Shares which may be deemed to be beneficially owned by the Reporting Person are comprised of 69,375 Shares owned directly and jointly by the Reporting Person and

CUSIP No. 83420T104

his spouse; 1,000 Shares that are held for the benefit of the children of the Reporting Person; and a total of 110,683 Shares that may be acquired upon the exercise of currently exercisable options and warrants.

As of the date hereof, the Reporting Persons as a group may be deemed to be the beneficial owners, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 805,028 Shares, or approximately 28.9% of the Issuer’s Shares outstanding, and may also be deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.

The percentages calculated in this statement are based upon an aggregate of 2,679,162 Shares outstanding as of March 31, 2014, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on or about April 7, 2014.

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

Mr. Quagliano disclaims beneficial ownership of the Fenton Shares, and Mr. Fenton disclaims beneficial ownership of the Quagliano Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
None

CUSIP No. 83420T104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 11, 2014	/s/ Michael D. Quagliano
By: Michael D. Quagliano

Dated: April 11, 2014	/s/ Robert J. Fenton
By: Robert J. Fenton